UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)

                                MATEC CORPORATION
                             -----------------------
                                (Name of Issuer)

                          Common Stock, par value $.05
                         ------------------------------
                         (Title of Class of Securities)

                                    576668107
                                 --------------
                                 (CUSIP Number)

                             Theodore S. Valpey, Jr.
                P.O. Box 4100, Portsmouth, NH 03802 603-431-2163
           ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 5, 2001
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 576668107
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     Theodore S. Valpey, Jr.
     ###-##-####
-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP*                            (b) /X/

-------------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             1,045,552
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          1,045,552
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

      1,045,552 shares

CUSIP No. 576668107
-------------------------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                        AMENDMENT NO. 13 TO SCHEDULE 13D


This Amendment No. 13 to Schedule 13D relates to the Common Stock, par value $.05 per share, of MATEC Corporation (the "Company"). This Amendment No. 13 amends the initial statement on Schedule 13D filed by Theodore S. Valpey Jr. with the Securities and Exchange Commission (the "Initial Statement"), as previously amended. Capitalized terms used but not defined below shall have the meanings ascribed to them in the Initial Statement. The Initial Statement, as previously amended, is further amended as follows:


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3, as heretofore amended, is further amended by the addition of the following paragraph:

The aggregate purchase price of the 13,650 shares of Common Stock (adjusted for the 3 for 2 stock split effective November 27, 2000) of the Company purchased by Mr. Valpey in the period May 1999 to September 1999 is $34,802.80. Mr. Valpey used his personal funds to purchase such shares of Common Stock.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5, as heretofore amended, is further amended by the addition of the following:

(a) As of the close of business on January 5, 2001, Mr. Valpey beneficially owned 1,045,552 shares of the Company representing approximately 25.3% of the outstanding Common Stock of the Company.

(c) Mr. Valpey made gifts of 23,000 shares of Common Stock on November 28, 2000 and 37,000 shares of Common Stock on January 5, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6, as heretofore amended, is further amended to read in its entirety as follows:

Mr. Valpey is not a party to any contract, arrangement, understanding or relationship with respect to any Common Stock of the Company, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Common Stock, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

CUSIP No. 576668107
-------------------------------------------------------------------------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 2001

                              /s/ Theodore S. Valpey, Jr.
                              -----------------------------
                              Theodore S. Valpey, Jr.